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                           December 3, 2020

       Ning Li
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City, Guandong Province 510620
       Peoples Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F For the
Fiscal Year Ended December 31, 2019
                                                            Response dated
November 13, 2020
                                                            File No. 001-38726

       Dear Mr. Li:

              We have reviewed your November 13, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2020 letter.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       Note 2 Summary of Significant Accounting Policies
       Charge-off policies, page F-22

   1. We note your response to comment one and your efforts to update charge-off policies in future filings. Based
on your correspondence and information obtained from your audited financial statements,
your charge-off policy is not in accordance with U.S. GAAP
                                                        (i.e., specifically ASC
310-10-35-4 and ASC 310-10-35-41). Please revise your interim financial statements
for the nine months ended September 30, 2020 and your audited annual financial
statements for the fiscal year ended December 31, 2019, as necessary.
 Ning Li
CNFinance Holdings Ltd.
December 3, 2020
Page 2

        You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc
Thomas, Staff Accountant at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameNing Li                               Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                        Division of Corporation
Finance
December 3, 2020 Page 2                                 Office of Finance
FirstName LastName